Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and six months ended June 30, 2025 and 2024

Rogers Communications Inc.	1	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2025	2024	2025	2024

Revenue	5	5,216	5,093	10,192	9,994

Operating expenses:
Operating costs	6	2,854	2,768	5,576	5,455
Depreciation and amortization		1,184	1,136	2,350	2,285
Restructuring, acquisition and other	7	238	90	365	232
Finance costs	8	628	576	1,207	1,156
Other (income) expense	9	(9)	(5)	(7)	3

Income before income tax expense		321	528	701	863
Income tax expense		173	134	273	213

Net income for the period		148	394	428	650

Net income (loss) for the period attributable to:
RCI shareholders		157	394	437	650
Non-controlling interest		(9)	—	(9)	—

Earnings per share attributable to RCI shareholders:
Basic	10	$0.29	$0.74	$0.81	$1.22
Diluted	10	$0.29	$0.73	$0.79	$1.20
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024

Net income for the period	148	394	428	650

Other comprehensive income (loss):

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	67	—	67	—
Related income tax expense	(18)	—	(18)	—

Defined benefit pension plans	49	—	49	—

Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(3)	3	(24)	6
Related income tax recovery (expense)	1	(2)	2	(1)

Equity investments measured at FVTOCI	(2)	1	(22)	5
Items that will not be reclassified to income	47	1	27	5

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(895)	78	(622)	799
Reclassification to net income of loss (gain) on debt derivatives	1,371	(243)	1,379	(748)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(9)	(16)	(38)	(26)
Reclassification to net income for accrued interest	(25)	(15)	(58)	(26)
Related income tax recovery (expense)	135	(6)	67	(104)

Cash flow hedging derivative instruments	577	(202)	728	(105)

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	—	(4)	—	1
Items that may subsequently be reclassified to income	577	(206)	728	(104)

Other comprehensive income (loss) for the period	624	(205)	755	(99)

Comprehensive income for the period	772	189	1,183	551

Comprehensive income (loss) for the period attributable to:
RCI shareholders	781	189	1,192	551
Non-controlling interest	(9)	—	(9)	—

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at June 30	As at December 31
	Note	2025	2024

Assets
Current assets:
Cash and cash equivalents		6,963	898
Accounts receivable	12	5,386	5,478
Inventories		549	641
Current portion of contract assets		160	171
Other current assets		990	849
Current portion of derivative instruments	11	69	336
Total current assets		14,117	8,373

Property, plant and equipment		25,288	25,072
Intangible assets		17,581	17,858
Investments	13	593	615
Derivative instruments	11	697	997
Financing receivables	12	1,068	1,189
Other long-term assets		1,561	1,027
Goodwill		16,280	16,280

Total assets		77,185	71,411

Liabilities and equity
Current liabilities:
Short-term borrowings	14	1,600	2,959
Accounts payable and accrued liabilities		3,906	4,059
Income tax payable		12	26
Other current liabilities		476	482
Contract liabilities		737	800
Current portion of long-term debt	15	955	3,696
Current portion of lease liabilities	16	611	587
Total current liabilities		8,297	12,609

Provisions		62	61
Long-term debt	15	39,897	38,200
Lease liabilities	16	2,342	2,191
Other long-term liabilities		2,513	1,666
Deferred tax liabilities		6,207	6,281
Total liabilities		59,318	61,008

Equity
Equity attributable to RCI shareholders		11,220	10,403
Non-controlling interest		6,647	—

Equity	17	17,867	10,403

Total liabilities and equity		77,185	71,411

Subsequent events	11, 15, 17, 22
Commitments	20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Attributable to RCI shareholders
	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non- controlling interest	Total equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403	—	10,403
Net income (loss) for the period	—	—	—	—	437	—	—	—	437	(9)	428

Other comprehensive income:
Defined benefit pension plans, net of tax	—	—	—	—	49	—	—	—	49	—	49
FVTOCI investments, net of tax	—	—	—	—	—	(22)	—	—	(22)	—	(22)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	728	—	728	—	728
Total other comprehensive income	—	—	—	—	49	(22)	728	—	755	—	755
Comprehensive income (loss) for the period	—	—	—	—	486	(22)	728	—	1,192	(9)	1,183

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(538)	—	—	—	(538)	—	(538)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)	—	(2)

Non-controlling interests in shares of a subsidiary (note 17)	—	—	—	—	—	—	—	—	—	6,656	6,656
Shares issued as settlement of dividends (note 17)	—	—	165	4,124	—	—	—	—	165	—	165
Total transactions with shareholders	—	—	165	4,124	(540)	—	—	—	(375)	6,656	6,281

Balances, June 30, 2025	71	111,152	2,415	429,073	10,576	(29)	(1,823)	10	11,220	6,647	17,867

	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the period	—	—	—	—	650	—	—	—	650

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	5	—	—	5
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(105)	—	(105)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	1	1
Total other comprehensive income	—	—	—	—	—	5	(105)	1	(99)
Comprehensive income for the period	—	—	—	—	650	5	(105)	1	551

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(532)	—	—	—	(532)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)

Shares issued as settlement of dividends (note 18)	—	—	160	2,795	—	—	—	—	160
Total transactions with shareholders	—	—	160	2,795	(534)	—	—	—	(374)

Balances, June 30, 2024	71	111,152	2,081	421,664	9,955	(12)	(1,489)	11	10,617

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2025	2024	2025	2024
Operating activities:
Net income for the period		148	394	428	650
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,184	1,136	2,350	2,285
Program rights amortization		31	23	50	39
Finance costs	8	628	576	1,207	1,156
Income tax expense		173	134	273	213
Post-employment benefits contributions, net of expense		19	20	36	35
Income from associates and joint ventures	9	—	—	(2)	(1)
Other		(38)	(59)	(35)	(55)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,145	2,224	4,307	4,322
Change in net operating assets and liabilities	21	(28)	(120)	(111)	(409)
Income taxes paid		(126)	(158)	(314)	(232)
Interest paid		(395)	(474)	(990)	(1,029)

Cash provided by operating activities		1,596	1,472	2,892	2,652

Investing activities:
Capital expenditures		(831)	(999)	(1,809)	(2,057)
Additions to program rights		(24)	(10)	(48)	(23)
Changes in non-cash working capital related to capital expenditures and intangible assets		(68)	(48)	(56)	39
Acquisitions and other strategic transactions, net of cash acquired		—	(380)	—	(475)
Other		7	(1)	8	12

Cash used in investing activities		(916)	(1,438)	(1,905)	(2,504)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	14	(483)	(43)	(1,336)	1,261
Net (repayment) issuance of long-term debt	15	(2,178)	(18)	424	(1,126)
Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	11	(6)	24	77	22
Transaction costs incurred	15	(61)	(4)	(99)	(46)
Principal payments of lease liabilities	16	(134)	(119)	(267)	(231)
Dividends paid to RCI shareholders	17	(188)	(182)	(373)	(372)
Issuance of subsidiary shares to non-controlling interest	17	6,656	—	6,656	—
Other		(3)	(5)	(4)	(5)

Cash provided by (used in) financing activities		3,603	(347)	5,078	(497)

Change in cash and cash equivalents		4,283	(313)	6,065	(349)
Cash and cash equivalents, beginning of period		2,680	764	898	800

Cash and cash equivalents, end of period		6,963	451	6,963	451

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2025

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the six months ended June 30, 2025, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2024 (2024 financial statements).

References in these financial statements to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see note 3 to our 2024 Annual Audited Consolidated Financial Statements.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2025 (second quarter 2025 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2024 financial statements. These second quarter 2025 interim financial statements were approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on July 22, 2025.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these second quarter 2025 interim financial statements include only material transactions and changes occurring for the six months since our year-end of December 31, 2024 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These second quarter 2025 interim financial statements should be read in conjunction with the 2024 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2025
We did not adopt any accounting pronouncements or amendments this period.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has not issued any new or amended accounting pronouncements in 2025.

Rogers Communications Inc.	7	Second Quarter 2025

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the condensed consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the Shaw Transaction, our adjusted net debt increased due to new debt associated with closing the transaction, the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. As at June 30, 2025, we had met our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, in large part as a result of the network transaction (see note 17). We intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at June 30, 2025 and December 31, 2024, we met our objectives for these metrics.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2025	2024

Adjusted net debt [1]	34,593	43,330
Divided by: trailing 12-month adjusted EBITDA	9,694	9,617

Debt leverage ratio	3.6	4.5
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

As a result of closing the network transaction (see note 17), we have amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company. No distributions were paid to non-controlling interests this quarter.

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2025	2024	2025	2024

Adjusted EBITDA	4	2,362	2,325	4,616	4,539
Deduct:
Capital expenditures [1]		831	999	1,809	2,057
Interest on borrowings, net and capitalized interest	8	480	502	982	998
Cash income taxes [2]		126	158	314	232

Free cash flow		925	666	1,511	1,252
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	8	Second Quarter 2025

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2025	2024	2025	2024

Cash provided by operating activities		1,596	1,472	2,892	2,652
Add (deduct):
Capital expenditures		(831)	(999)	(1,809)	(2,057)
Interest on borrowings, net and capitalized interest	8	(480)	(502)	(982)	(998)
Interest paid		395	474	990	1,029
Restructuring, acquisition and other	7	238	90	365	232
Program rights amortization		(31)	(23)	(50)	(39)
Change in net operating assets and liabilities	21	28	120	111	409
Other adjustments [1]		10	34	(6)	24

Free cash flow		925	666	1,511	1,252
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at June 30, 2025 and December 31, 2024, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

As at June 30, 2025		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		6,963	—	—	6,963
Bank credit facilities [1]:
Revolving	15	4,000	—	10	3,990
Outstanding letters of credit		3	—	3	—
Receivables securitization [1]	14	2,400	1,600	—	800

Total		13,366	1,600	13	11,753
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2024		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		898	—	—	—	898
Bank credit facilities [2]:
Revolving	15	4,000	—	10	455	3,535
Non-revolving	14	500	500	—	—	—
Outstanding letters of credit		3	—	3	—	—
Receivables securitization [2]	14	2,400	2,000	—	—	400

Total		7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general

Rogers Communications Inc.	9	Second Quarter 2025

purposes. During the three and six months ended June 30, 2025, we borrowed $34 million and $62 million (2024 - nil) under this facility, respectively.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2024 financial statements. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended June 30, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,513	1,951	730	22	5,216
Revenue from internal customers		27	17	78	(122)	—
Total revenue		2,540	1,968	808	(100)	5,216
Operating costs	6	1,235	821	803	(5)	2,854

Adjusted EBITDA		1,305	1,147	5	(95)	2,362

Depreciation and amortization						1,184
Restructuring, acquisition and other	7					238
Finance costs	8					628
Other income	9					(9)

Income before income taxes						321

Three months ended June 30, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,457	1,951	665	20	5,093
Revenue from internal customers		9	13	71	(93)	—
Total revenue		2,466	1,964	736	(73)	5,093
Operating costs	6	1,170	848	736	14	2,768

Adjusted EBITDA		1,296	1,116	—	(87)	2,325

Depreciation and amortization						1,136
Restructuring, acquisition and other	7					90
Finance costs	8					576
Other income	9					(5)

Income before income taxes						528

Rogers Communications Inc.	10	Second Quarter 2025

Six months ended June 30, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	5,034	3,869	1,247	42	10,192
Revenue from internal customers		50	34	157	(241)	—
Total revenue		5,084	3,903	1,404	(199)	10,192
Operating costs	6	2,468	1,648	1,466	(6)	5,576

Adjusted EBITDA		2,616	2,255	(62)	(193)	4,616

Depreciation and amortization						2,350
Restructuring, acquisition and other	7					365
Finance costs	8					1,207
Other income	9					(7)

Income before income taxes						701

Six months ended June 30, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	4,975	3,898	1,080	41	9,994
Revenue from internal customers		19	25	135	(179)	—
Total revenue		4,994	3,923	1,215	(138)	9,994
Operating costs	6	2,414	1,707	1,318	16	5,455

Adjusted EBITDA		2,580	2,216	(103)	(154)	4,539

Depreciation and amortization						2,285
Restructuring, acquisition and other	7					232
Finance costs	8					1,156
Other expense	9					3

Income before income taxes						863

Rogers Communications Inc.	11	Second Quarter 2025

NOTE 5: REVENUE

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Wireless
Service revenue from external customers	1,972	1,979	3,975	3,965
Service revenue from internal customers	27	9	50	19
Service revenue	1,999	1,988	4,025	3,984
Equipment revenue from external customers	541	478	1,059	1,010
Total Wireless	2,540	2,466	5,084	4,994

Cable
Service revenue from external customers	1,944	1,935	3,851	3,870
Service revenue from internal customers	17	13	34	25
Service revenue	1,961	1,948	3,885	3,895
Equipment revenue from external customers	7	16	18	28
Total Cable	1,968	1,964	3,903	3,923

Media
Revenue from external customers	730	665	1,247	1,080
Revenue from internal customers	78	71	157	135
Total Media	808	736	1,404	1,215

Corporate items
Revenue from external customers	22	20	42	41
Revenue from internal customers	9	1	17	2
Total corporate items	31	21	59	43

Intercompany eliminations	(131)	(94)	(258)	(181)

Total revenue	5,216	5,093	10,192	9,994

Total service revenue	4,668	4,599	9,115	8,956
Total equipment revenue	548	494	1,077	1,038

Total revenue	5,216	5,093	10,192	9,994

NOTE 6: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Cost of equipment sales	532	511	1,049	1,061
Merchandise for resale	51	54	93	98
Other external purchases	1,620	1,530	3,266	3,073
Employee salaries, benefits, and stock-based compensation	651	673	1,168	1,223

Total operating costs	2,854	2,768	5,576	5,455

Rogers Communications Inc.	12	Second Quarter 2025

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	213	66	303	178
Shaw Transaction-related costs	25	24	62	54

Total restructuring, acquisition and other	238	90	365	232

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in 2024 and 2025 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base and costs related to real estate rationalization programs. In 2025, these costs also include expenses directly related to completing the network transaction (see note 17) and an unfavourable regulatory decision related to retransmission of distant signals.

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

NOTE 8: FINANCE COSTS

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2025	2024	2025	2024

Interest on borrowings, net [1]		488	512	999	1,020
Interest on lease liabilities	16	36	34	72	69
Interest on post-employment benefits		(1)	—	(3)	(2)
(Gain) loss on foreign exchange		(75)	30	(86)	139
Change in fair value of derivative instruments		59	(24)	72	(122)
Change in fair value of subsidiary equity derivative instruments		93	—	93	—
Capitalized interest		(8)	(10)	(17)	(22)
Deferred transaction costs and other		36	34	77	74

Total finance costs		628	576	1,207	1,156
1Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered related to our subsidiary equity investment (see note 11 for more information).

NOTE 9: OTHER (INCOME) EXPENSE

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2025	2024	2025	2024

Income from associates and joint ventures	13	—	—	(2)	(1)
Other (income) losses		(9)	(5)	(5)	4

Total other (income) expense		(9)	(5)	(7)	3

Rogers Communications Inc.	13	Second Quarter 2025

NOTE 10: EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2025	2024	2025	2024

Numerator (basic) - Net income attributable to RCI shareholders for the period	157	394	437	650

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	540	533	539	532
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1	1	1

Weighted average number of shares outstanding - diluted	541	534	540	533

Earnings per share attributable to RCI shareholders:
Basic	$0.29	$0.74	$0.81	$1.22
Diluted	$0.29	$0.73	$0.79	$1.20

For the three and six months ended June 30, 2025 and 2024, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income (loss) for the three and six months ended June 30, 2025 was reduced by $1 million and $8 million (2024 - $5 million and $12 million), respectively, in the diluted earnings per share calculation.

A total of 12,204,957 options were excluded from the calculation of the effect of dilutive securities for the three and six months ended June 30, 2025 (2024 - 10,367,671), because they were anti-dilutive.

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes. All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 15). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	14	Second Quarter 2025

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,006	1.391	1,399	4,148	1.423	5,902
Debt derivatives settled	2,052	1.386	2,845	5,196	1.413	7,342
Net cash paid on settlement			(51)			(68)

US commercial paper program
Debt derivatives entered	—	—	—	299	1.435	429
Debt derivatives settled	—	—	—	613	1.431	877
Net cash received on settlement			—			2

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	2,556	1.367	3,495	8,263	1.351	11,163
Debt derivatives settled	2,382	1.370	3,264	10,406	1.351	14,058
Net cash received on settlement			17			16

US commercial paper program
Debt derivatives entered	442	1.367	604	1,281	1.354	1,735
Debt derivatives settled	650	1.369	890	1,296	1.360	1,762
Net cash received on settlement			7			6

As at June 30, 2025, we had no debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2024 - US$1,048 million and US$314 million at average rates of $1.439/US$ and $1.423/US$), respectively.

Senior notes and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior notes and subordinated notes during the three and six months ended June 30, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2025, we had US$18,350 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.287/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

Rogers Communications Inc.	15	Second Quarter 2025

In connection with the offers to purchase certain of our US dollar-denominated senior notes in July 2025, we will partially settle the associated debt derivatives on the accepted senior notes. See note 15 for more information.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	55	1.400	77	114	1.395	159
Debt derivatives settled	61	1.344	82	120	1.350	162

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	78	1.359	106	155	1.355	210
Debt derivatives settled	53	1.321	70	101	1.317	133

As at June 30, 2025, we had US$410 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from July 2025 to June 2028 (December 31, 2024 - January 2025 to December 2027) at an average rate of $1.363/US$ (December 31, 2024 - $1.349/US$).

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	965	1.359	1,311	1,175	1.365	1,604
Expenditure derivatives settled	315	1.340	422	600	1.338	803

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	420	1.348	566	510	1.341	684
Expenditure derivatives settled	315	1.324	417	600	1.325	795

As at June 30, 2025, we had US$2,165 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from July 2025 to June 2039 (December 31, 2024 - January 2025 to December 2026) at an average rate of $1.351/US$ (December 31, 2024 - $1.336/US$). Of the US$965 million notional expenditure derivatives entered during the three months ended June 30, 2025, US$305 million relates to a hedge of future Toronto Blue Jays player compensation at a rate of $1.30/US$ over the next 14 years.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2025, we had equity derivatives outstanding for 4.5 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $45.89 (December 31, 2024 - $53.27).

Rogers Communications Inc.	16	Second Quarter 2025

During the six months ended June 30, 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. Finally, we executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025).

During the six months ended June 30, 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. During the three months ended June 30, 2025, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

Cash settlements on debt derivatives and subsidiary equity derivatives
The tables below summarize the net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives during the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except exchange rates)	2025	2024	2025	2024

Credit facilities	(51)	17	(68)	16
US commercial paper program	—	7	2	6
Senior and subordinated notes	—	—	95	—
Lease liabilities	2	—	5	—
Subsidiary equity derivatives	43	—	43	—

Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(6)	24	77	22

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at June 30, 2025 or December 31, 2024. There were no transfers between Level 1, Level 2, or Level 3 during the three and six months ended June 30, 2025 or 2024.

Rogers Communications Inc.	17	Second Quarter 2025

Below is a summary of our financial instruments carried at fair value as at June 30, 2025 and December 31, 2024.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2025	2024	2025	2024	2025	2024
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	104	128	—	—	104	128
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	739	1,194	739	1,194	—	—
Debt derivatives not accounted for as hedges	—	7	—	7	—	—
Expenditure derivatives accounted for as cash flow hedges	17	132	17	132	—	—
Equity derivatives not accounted for as hedges	10	—	10	—	—	—
Total financial assets	870	1,461	766	1,333	104	128

Financial liabilities
Long-term debt (including current portion)	40,852	41,896	39,625	39,765	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,061	842	1,061	842	—	—
Debt derivatives not accounted for as hedges	—	2	—	2	—	—
Expenditure derivatives accounted for as cash flow hedges	40	—	40	—	—	—
Equity derivatives not accounted as hedges	34	54	34	54	—	—
Subsidiary equity derivatives not accounted for as hedges	137	—	137	—	—	—
Virtual power purchase agreement not accounted for as a hedge	7	10	7	10	—	—
Total financial liabilities	42,131	42,804	40,904	40,673	—	—

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at June 30	As at December 31
(In millions of dollars)	2025	2024

Current financing receivables	2,264	2,341
Long-term financing receivables	1,068	1,189

Total financing receivables	3,332	3,530

NOTE 13: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2025	2024

Investments in private companies, measured at FVTOCI	104	128
Investments, associates and joint ventures	489	487

Total investments	593	615

Rogers Communications Inc.	18	Second Quarter 2025

NOTE 14: SHORT-TERM BORROWINGS

	As at June 30	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	—	507

Total short-term borrowings	1,600	2,959

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(400)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	—	—	—	299	1.435	429
Repayment of US commercial paper	—	—	—	(616)	1.430	(881)
Net repayment of US commercial paper			—			(452)

Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	1,045	1.433	1,497
Repayment of non-revolving credit facilities (US$) [1]	(349)	1.384	(483)	(1,397)	1.418	(1,981)
Net repayment of non-revolving credit facilities			(483)			(484)

Net repayment of short-term borrowings			(483)			(1,336)
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Net proceeds received from receivables securitization			—			800

Proceeds received from US commercial paper	443	1.366	605	1,282	1.354	1,736
Repayment of US commercial paper	(656)	1.369	(898)	(1,305)	1.359	(1,774)
Net repayment of US commercial paper			(293)			(38)

Proceeds received from non-revolving credit facilities (US$) [1]	369	1.366	504	554	1.359	753
Repayment of non-revolving credit facilities (US$) [1]	(185)	1.373	(254)	(185)	1.373	(254)
Net proceeds received from non-revolving credit facilities			250			499

Net (repayment of) proceeds received from short-term borrowings			(43)			1,261
1 Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	19	Second Quarter 2025

Receivables Securitization Program
Below is a summary of our receivables securitization program as at June 30, 2025 and December 31, 2024.

	As at June 30	As at December 31
(In millions of dollars)	2025	2024

Receivables sold to buyer as security	3,283	3,186
Short-term borrowings from buyer	(1,600)	(2,000)

Overcollateralization	1,683	1,186

Below is a summary of the activity related to our receivables securitization program for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Receivables securitization program, beginning of period	1,600	2,400	2,000	1,600
Net (repayment of) proceeds received from receivables securitization	—	—	(400)	800

Receivables securitization program, end of period	1,600	2,400	1,600	2,400

The terms of our receivables securitization program are committed until its expiry, which we extended in June 2024 to an expiration date of June 28, 2027.

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	—	—	—	314	1.439	452
Net repayment of US commercial paper	—	—	—	(317)	1.426	(452)
Discounts on issuance [1]	—	—	—	3	n/m	4
Gain on foreign exchange [1]			—			(4)

US commercial paper program, end of period	—	—	—	—	—	—
n/m - not meaningful
1 Included in finance costs.

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	306	1.356	415	113	1.327	150
Net repayment of US commercial paper	(213)	1.376	(293)	(23)	1.652	(38)
Discounts on issuance [1]	5	1.400	7	8	1.375	11
Loss on foreign exchange [1]			5			11

US commercial paper program, end of period	98	1.367	134	98	1.367	134
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	20	Second Quarter 2025

Non-Revolving Credit Facilities
Below is a summary of the activity relating to our non-revolving credit facilities for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Non-revolving credit facility, beginning of period	502	251	507	—
Net (repayment of) proceeds received from non-revolving credit facility	(483)	250	(484)	499
(Gain) loss on foreign exchange [1]	(19)	4	(23)	6

Non-revolving credit facility, end of period	—	505	—	505
1 Included in finance costs.

In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million). In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

Concurrent with our US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 11).

Rogers Communications Inc.	21	Second Quarter 2025

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2025	2024

Term loan facility				Floating	—	1,001
Canada Infrastructure Bank credit facility	2052			1.000%	126	64
Senior notes	2025	US	1,000	2.950%	—	1,439
Senior notes	2025		1,250	3.100%	—	1,250
Senior notes	2025	US	700	3.625%	955	1,007
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	682	718
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,774	1,871
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	500	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2029	US	1,250	5.000%	1,705	1,799
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	500	500
Senior notes	2032	US	2,000	3.800%	2,729	2,878
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	273	288
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,705	1,799
Senior notes	2038	US	350	7.500%	478	504
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,023	1,079
Senior notes	2043	US	500	4.500%	682	719
Senior notes	2043	US	650	5.450%	887	935
Senior notes	2044	US	1,050	5.000%	1,433	1,511
Senior notes	2048	US	750	4.300%	1,023	1,079
Senior notes [1]	2049		300	4.250%	300	300
Senior notes	2049	US	1,250	4.350%	1,705	1,799
Senior notes	2049	US	1,000	3.700%	1,364	1,439
Senior notes	2052	US	2,000	4.550%	2,729	2,878
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2055	US	1,100	7.000%	1,501	—
Subordinated notes [4]	2055	US	1,000	7.125%	1,364	—
Subordinated notes [3]	2055		1,000	5.625%	1,000	—
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,023	1,079
					41,911	42,886
Deferred transaction costs and discounts					(983)	(951)
Deferred government grant liability					(76)	(39)
Less current portion					(955)	(3,696)

Total long-term debt					39,897	38,200
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2025 and December 31, 2024.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2025 and December 31, 2024.
3    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.
4    The subordinated notes can be redeemed at par on the ten-year anniversary from the issuance date of February 2025 or on any subsequent interest payment date.

Rogers Communications Inc.	22	Second Quarter 2025

The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			34			62
Total credit facility borrowings			34			62

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	(697)	1.380	(962)	(697)	1.380	(962)
Net repayments under term loan facility			(962)			(956)

Senior note repayments (Cdn$)			(1,250)			(1,250)
Senior note repayments (US$)	—	—	—	(1,000)	1.439	(1,439)
Total senior notes repayments			(1,250)			(2,689)

Net repayment of senior notes			(1,250)			(2,689)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net (repayment) issuance of long-term debt			(2,178)			424
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Term loan facility net repayments (US$) [1]	(10)	n/m	(18)	(2,512)	1.351	(3,393)
Net repayments under term loan facility			(18)			(3,393)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net repayment of long-term debt			(18)			(1,126)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Long-term debt, beginning of period	44,452	40,320	41,896	40,855
Net (repayment) issuance of long-term debt	(2,178)	(18)	424	(1,126)
Increase in government grant liability related to Canada Infrastructure Bank facility	(21)	—	(38)	—
(Gain) loss on foreign exchange	(1,384)	251	(1,398)	839
Deferred transaction costs incurred	(49)	(3)	(100)	(53)
Amortization of deferred transaction costs	32	35	68	70

Long-term debt, end of period	40,852	40,585	40,852	40,585

During the three months ended June 30, 2025, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

Rogers Communications Inc.	23	Second Quarter 2025

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026.

Senior and Subordinated Notes
Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior notes we issued during the three and six months ended June 30, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivative to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

On July 11, 2025, we commenced separate offers to purchase for cash certain series of our outstanding Canadian dollar-denominated and US dollar-denominated senior notes. These offers expired on July 18, 2025. Pursuant to these offers, we accepted for purchase $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,707 million principal amount of our US dollar-denominated senior notes. On July 23, 2025, we will pay $1,147 million and US$1,386 million, respectively, plus accrued interest, for the purchase of those accepted senior notes. In connection with our purchase of the US-dollar denominated senior notes, we will also partially settle the associated debt derivatives. See note 11 for more information on the settlement of debt derivatives.

Rogers Communications Inc.	24	Second Quarter 2025

2024
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Consent solicitation
In connection with the sale of the minority interest in a new subsidiary (see note 17), we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and paid an aggregate of approximately $30 million to the consenting holders for their consents concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs will be amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Lease liabilities, beginning of period	2,798	2,667	2,778	2,593
Net additions	281	169	431	355
Interest on lease liabilities	36	34	72	69
Interest payments on lease liabilities	(28)	(32)	(61)	(67)
Principal payments of lease liabilities	(134)	(119)	(267)	(231)

Lease liabilities, end of period	2,953	2,719	2,953	2,719

NOTE 17: EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2025 and 2024.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

On July 22, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on October 3, 2025, to shareholders of record on September 8, 2025.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Non-controlling Interest
On June 20, 2025, we sold a 49.9% equity interest, representing a 20% voting interest, in a subsidiary (Backhaul Network Services Inc., or BNSI) that owns a portion of our wireless backhaul transport infrastructure to Blackstone for US$4.85 billion ($6.7 billion). We control BNSI and have therefore included its results in our consolidated financial statements. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of

Rogers Communications Inc.	25	Second Quarter 2025

BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

During the first five years of Blackstone's investment, subject to approval of the BNSI board of directors, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Except in certain circumstances, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone’s investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI.

We have entered into derivative agreements in connection with the network transaction (see note 11).

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Stock options	6	(15)	(3)	(41)
Restricted share units	18	6	21	9
Deferred share units	4	(4)	2	(8)
Equity derivative effect, net of interest receipt	(1)	28	23	67

Total stock-based compensation expense	27	15	43	27
As at June 30, 2025, we had a total liability recognized at its fair value of $84 million (December 31, 2024 - $103 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and six months ended June 30, 2025, we paid $9 million and $35 million (2024 - $14 million and $55 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30, 2025		Six months ended June 30, 2025
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	12,204,957	$58.80	9,707,847	$63.89
Granted	—	—	2,687,103	$40.37
Forfeited	—	—	(189,993)	$58.26

Outstanding, end of period	12,204,957	$58.80	12,204,957	$58.80

Exercisable, end of period	7,761,043	$64.14	7,761,043	$64.14

Rogers Communications Inc.	26	Second Quarter 2025

	Three months ended June 30, 2024		Six months ended June 30, 2024
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,695,913	$63.90	10,593,645	$63.87
Granted	—	—	353,105	$61.39
Exercised	(1,290)	$44.59	(128,145)	$53.65
Forfeited	(107,345)	$62.56	(231,327)	$63.65

Outstanding, end of period	10,587,278	$63.92	10,587,278	$63.90

Exercisable, end of period	6,753,443	$63.70	6,753,443	$63.36

We did not grant any performance options during the three and six months ended June 30, 2025 or 2024.

Unrecognized stock-based compensation expense related to stock option plans was $7 million as at June 30, 2025 (December 31, 2024 - $1 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In number of units)	2025	2024	2025	2024

Outstanding, beginning of period	3,612,051	2,733,583	2,448,224	2,551,728
Granted and reinvested dividends	104,961	77,269	1,866,207	1,085,057
Exercised	(231,797)	(255,754)	(772,477)	(900,073)
Forfeited	(114,493)	(54,727)	(171,232)	(236,341)

Outstanding, end of period	3,370,722	2,500,371	3,370,722	2,500,371

Included in the above table are grants of 12,419 and 303,486 performance RSUs to certain key employees during the three and six months ended June 30, 2025 (2024 - nil and 378,296), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $60 million as at June 30, 2025 (December 31, 2024 - $35 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In number of units)	2025	2024	2025	2024

Outstanding, beginning of period	1,043,879	1,135,582	908,678	956,410
Granted and reinvested dividends	13,832	10,353	220,089	210,899
Exercised	(23,633)	—	(94,404)	(21,151)
Forfeited	—	—	(285)	(223)

Outstanding, end of period	1,034,078	1,145,935	1,034,078	1,145,935

Included in the above table are grants of 1,490 and 2,759 performance DSUs to certain key executives during the three and six months ended June 30, 2025 (2024 - 1,718 and 3,230).

Rogers Communications Inc.	27	Second Quarter 2025

Unrecognized stock-based compensation expense related to granted DSUs was $10 million as at June 30, 2025 (December 31, 2024 - $5 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and six months ended June 30, 2025 and 2024 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and six months ended June 30, 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which nil and $3 million was recognized in net income and paid during the three and six months ended June 30, 2025 (2024 - $3 million and $5 million). There are no payments this quarter as the final payment under the agreement was made in the three months ended March 31, 2025. We have also entered into certain other transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and six months ended June 30, 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $6 million of which was paid during the three and six months ended June 30, 2025. The remaining liability of $87 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 20: COMMITMENTS

In April 2025, we renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season for a total committed spend of $11 billion over 12 years beginning in the 2026-27 season.

Further, as a result of entering into new contracts with various Toronto Blue Jays players in 2025, we have approximately US$700 million of incremental player contract commitments that will be settled over periods of up to the next 15 years.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Accounts receivable, excluding financing receivables	(248)	(56)	(35)	50
Financing receivables	106	79	198	91
Contract assets	4	(7)	12	(14)
Inventories	13	(7)	92	(57)
Other current assets	98	126	(83)	95
Accounts payable and accrued liabilities	163	(124)	(190)	(534)
Contract and other liabilities	(164)	(131)	(105)	(40)

Total change in net operating assets and liabilities	(28)	(120)	(111)	(409)

Rogers Communications Inc.	28	Second Quarter 2025

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Capital expenditures before proceeds on disposition	885	1,009	1,864	2,067
Proceeds on disposition	(54)	(10)	(55)	(10)

Capital expenditures	831	999	1,809	2,057

NOTE 22: MLSE TRANSACTION

Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired Bell's 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see note 15). With the closing of the MLSE Transaction, we are the largest owner of MLSE, with a 75% controlling interest. The holder of the 25% non-controlling interest in MLSE has a right to require its interest be purchased at a future date at an agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the non-controlling interest under the same terms.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction adds significantly to our existing sports portfolio, including ownership of the Toronto Blue Jays, Rogers Centre, and Sportsnet. MLSE's financial results will be included in our Media reportable segment effective July 1, 2025.

Total consideration in the business combination will reflect $4.7 billion in cash paid to Bell plus the closing-date fair value of our existing investment in MLSE (pursuant to which we will recognize a gain in net income during the three months ended September 30, 2025). Our consolidated revenue for the six months ended June 30, 2025 would have been approximately $10.9 billion had the MLSE Transaction closed on January 1, 2025. This pro forma amount reflects the elimination of intercompany transactions. Due to the limited time since the acquisition date and the size and complexity of the MLSE Transaction, the accounting for the business combination is not yet complete and we are not able to provide the allocation of consideration paid to the assets acquired or liabilities assumed; therefore, we are unable to provide pro forma net income had the MLSE Transaction closed on January 1, 2025.

The major classes of assets acquired through the MLSE Transaction are expected to include cash and cash equivalents, accounts receivable, property, plant and equipment, intangible assets (including franchise rights, trademarks, customer relationship assets, and goodwill), and investments in associates. The major classes of liabilities assumed include accounts payable and accrued liabilities, deferred player compensation, contract liabilities, long-term debt, and the MLSE put liability.

Rogers Communications Inc.	29	Second Quarter 2025